UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                              SYMBOLLON CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87151H106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 11, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is field:

|_|      Rule 13d-1(b)
|X|      Rule 13d-(c)
|_|      Rule 13d-1(d)


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
                                                            SCHEDULE 13G
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CUSIP No. 87151H106                                                                                  Page 2 of 5 Pages
---------------------------------------------------------                      -----------------------------------------------------

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1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Richard M. Lilly - S.S. No. ###-##-####
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2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)|_|
                                                                                                           (b)|_|


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3                SEC USE ONLY



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4                CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

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          Number of                5           SOLE VOTING POWER                   155,600 shares
            Shares
         Beneficially
           Owned by
             Each
          Reporting
            Person
             With
                               -----------------------------------------------------------------------------------------------------
                                   6           SHARED VOTING POWER                  35,000 shares
                               -----------------------------------------------------------------------------------------------------
                                   7           SOLE DISPOSITIVE POWER              155,600 shares
                               -----------------------------------------------------------------------------------------------------
                                   8           SHARED DISPOSITIVE POWER             35,000 shares
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9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 190,600

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10               CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                            |_|



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11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 6.5%

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12               TYPE OF REPORTING PERSON*

                 IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP No. 87151H106                                            Page 3 of 5 Pages

                                   ATTACHMENT
                                   ----------

Item 1(a).        Name of Issuer

         Symbollon Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices

         37 Loring Drive, Farmingham, MA 01702

Item 2(a).        Name of Person Filing

         Richard M. Lilly

Item 2(b).        Address of Principal Business Office or, if None, Residence

         11300 Sundance Lane, Boca Raton, Florida 33428

Item 2(c).        Citizenship

         See response to Number 4 on page 2.

Item 2(d).        Title of Class of Securities

         Class A Common Stock, par value $.001 per share

Item 2(e).        CUSIP No.

         87151H106

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a

                  (a)      [  ]   Broker or Dealer registered under Section 15
                                  of the Act

                  (b)      [  ]   Bank as defined in section 3(a)(6) of the Act

                  (c)      [  ]   Insurance Company as defined in Section 3(a)
                                  (19) of the Act

                  (d)      [  ]   Investment Company registered under Section 8
                                  of the Investment Company Act

                  (e)      [  ]   Investment Adviser registered in accordance
                                  with Rule 13d- 1(b)(1)(ii)(e);


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CUSIP No. 87151H106                                            Page 4 of 5 Pages

                  (f)      [ ]    Employee Benefit Plan, Pension fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

                  (g)      [ ]    Parent Holding Company, in accordance with
                                  Rule 13d-1(b)(ii)(G) (Note: See Item 7)

                  (h)      [ ]    A savings association as defined in Section
                                  3(b) of the Federal Deposit Investment Act.

                  (i)      [ ]    A church plan that is excluded from the
                                  definition of an investment company under
                                  Section 3(c)(14) of the Investment Company
                                  Act;

                  (j)      [ ]    Group, in accordance with Rule 13d-1(b)(1)
                                  (ii)(j).

                  If this Statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: Richard M. Lilly beneficially owns 190,600 shares of Class A Common Stock of the Issuer. 23,900 shares of Class A Common Stock are registered in the name of Richard M. Lilly IRA, 25,000 shares of Class A Common Stock are registered in the name of Richard and Tina M. Lilly and 5,000 shares of Class A Common Stock are registered to each of Mr. Lilly's sons, Nicholas S. Lilly and James M. Lilly.

         (b)      Percent of class:
                  6.5%

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote.   155,600 shares

         (ii)     Shared power to vote or to direct the vote. 35,000 shares.

         (iii) Sole power to dispose or to direct the disposition of 155,600 shares.

         (iv) Shared power to dispose or to direct the disposition of 35,000 shares.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

CUSIP No. 87151H106                                            Page 5 of 5 Pages

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March  5th , 1999

                              /s/ Richard M. Lilly
                              ---------------------
                                Richard M. Lilly